Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, a proxy statement, solicitation statement, registration statement or other disclosure document (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any business combination transaction with AuthenTec or any solicitation of the stockholders of AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of any business combination transaction or solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.

Safe Harbor Statement

This communication contains statements that may relate to expected future results and business trends that are based upon UPEK’s current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, the UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and UPEK undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

*****

On February 18, 2010, UPEK made the following slides available to investors and analysts.

*****

Convenient Identity Solutions at Your Fingertips Overview of Proposed Merger of UPEK with AuthenTec February 18, 2010

Cautionary Statement
This presentation release contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation
Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,”
“believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix.
These “forward-looking statements” are made only as of the date hereof, and UPEK undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.
All information in this presentation is © 2010 UPEK, Inc. All Rights Reserved.

Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, "disclosure documents") will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS
AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH
THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO
OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT
WWW.UPEK.COM
AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE
COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK'S
PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.
UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of 1000 shares of
AuthenTec Common Stock. INFORMATION REGARDING UPEK'S DIRECTORS AND EXECUTIVE
OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED
BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION
REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT
AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE
DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE
SEC WHEN THEY BECOME AVAILABLE.

© 2010 UPEK, Inc. All Rights Reserved
Proposed Transaction Overview
Stock for Stock
Merger
• 50%-50% stock for stock merger between AuthenTec
and UPEK
-
AuthenTec stockholders would receive 50% of the
combined company (and potentially increased to
66-2/3% due to the CVRs, as described below)
-
UPEK stockholders would receive 50% of the
combined company (but potentially decreased to
33-1/3% due to the CVRs, as described below)
Cash Dividend • $40 million aggregate cash dividend
-
Payable pro rata to AuthenTec stockholders
immediately prior to closing
• UPEK stockholders would not receive any of the
cash dividend
Contingent Value
Rights (“CVRs”)
• AuthenTec stockholders would receive one CVR with
each share of combined company common stock
-
CVRs would deliver 66-2/3% ownership to
AuthenTec stockholders in certain circumstances as
described on subsequent slide on the CVR terms
• UPEK stockholders would not receive any CVRs

Strategic Benefit
Leading Identity
Management and
Fingerprint
Solution Company
• Would create the leading fingerprint sensor company
• Substantially larger company, roughly doubling size from
2009
• Better able to drive innovation and open new markets
• Far superior software platform
• Better able to increase the acceptance and
implementation of fingerprint sensors globally
Additional Growth
Prospects
• UPEK design wins with Tier 1 wireless OEMs
• UPEK design wins with Tier 1 PC OEMs
• UPEK design wins with healthcare, banking, ID, and
government verticals
More Diversified
Business
• UPEK solutions applicable to more segments
• Enhanced IP portfolio
• Global company with low-cost development
• Enhanced management
Synergies • Synergy opportunities will drive profitability
• Scale for reduce costs
© 2010 UPEK, Inc. All Rights Reserved

Approach
Call of Special
Meeting
• UPEK will solicit AuthenTec stockholders to call a special meeting of stockholders
-
10% of AuthenTec stockholders must deliver “agent
designations” in order to call a special meeting
• At the special meeting (if called), UPEK will seek to
remove all incumbent AuthenTec directors and elect a
new slate of directors that UPEK believes would be open
to considering the merger proposal
Annual Meeting • UPEK is also going to nominate an alternative slate of 6 directors at AuthenTec’s upcoming 2010 annual
stockholders meeting
-
UPEK’s nominees are:  Vincent F. Titolo, Dr. Randall
C. Fowler, Gary Martell, Robert N. Blair, Keith R.
Lobo and Anthony Maher
• The nominees have substantial industry experience
Open to Negotiated
Transaction
• UPEK remains open to a negotiated deal with AuthenTec
• Thus far, AuthenTec has not called UPEK to discuss the
merger proposal
© 2010 UPEK, Inc. All Rights Reserved

1/21/10
20
18
16
6
4
2
0
Volume
.com
8
6
4
2
0
Millions
J A S O N D 08 F M A M J J A S O N D
J J A S O N D 10

upek™

The Current Situation for AuthenTec Stockholders
• AuthenTec’s stock has
decreased dramatically since
IPO.  Stockholder value has
similarly declined.
• While the economic downturn
has hurt everyone, technology
stocks have recovered to their
original value since the
AuthenTec’s IPO, while
AuthenTec’s market
capitalisation has decreased by
75%.
• Most of AuthenTec’s market
capitalisation is represented by
its cash, not its intrinsic
business.
• Given this performance, it is
difficult to attract additional
investors.
© 2010 UPEK, Inc. All Rights Reserved
Peak market
cap. of ~$450m.
In excess of 17
months with no
improvement.
Tech stocks have
recovered since AUTH
IPO, while AUTH
decreased by 75%.
IPO at ~$300m
market cap.
Reports loss of a 2009
design-in opportunity at a
‘significant PC customer.’
Even a new Chairman
has not meaningfully
improved stock.
AUTH is not a very liquid stock, making it
challenging to attract additional investors.

What UPEK Brings to the Combination
• Short-term growth via significant business from a Tier 1 PC OEM that has been won from AuthenTec. UPEK is also currently shipping to a majority of the top-10 PC OEMs.
• Longer-term growth in 2011 and beyond via multiple Tier 1/2 wireless OEMs.
• Diversification of the business via strong industrial offerings serving government, healthcare, banking, and ID applications.
• Industry leading, high volume software platform, with installed base in excess of 20m units.
• Enhanced product portfolio, including software, hardware, and finished products.
• Low cost development centres in Eastern Europe and Asia.
• Extensive early patent portfolio, similar in size to AuthenTec’s.
© 2010 UPEK, Inc. All Rights Reserved

UPEK’s Wireless Growth Prospects
• Three smartphone platforms with Key Tier 1 handset vendor.
-
Launch date early 2011.
-
Several other models in evaluation, including highest running platforms, which are interested in optical joystick replacement.
• Three PDA platforms with Key Tier 1 handset vendor.
-
Launch date 2H10.
-
Higher volume models in evaluation.
• Two volume phone platforms with technology-leading ODM.
-
Launch date 2H10.
-
Android-based.
• One USB modem with Key Tier 1.
-
Launch date 1H10.
• Android version of Protector Suite® identity management software in beta.
© 2010 UPEK, Inc. All Rights Reserved

AuthenTec The Power of Touch
upek SECURITY MADE SIMPLE

upek

Combination Creates Industry Leader
• One of earliest two silicon fingerprint
industry pioneers - first products in
c.1998 (Harris).
• Leader in fingerprint semiconductor
innovation – one chip smartsensor.
• Leadership in mobile with over 10
million fingerprint phones launched since
2003.
• Platform supported by leading partners
– e.g. Broadcom and Qualcomm.
• 100+ patents since circa 1998.
• Broad customer base and segment
diversification.
•
Enhanced skills.
•
Complimentary customer base.
•
Increased scale for cost reduction.
•
Global company with optimum cost structure and access to low cost development centres in Eastern Europe and Asia.
•
True capability to drive ecosystem with hardware / software
solutions.
•
Complimentary, expanded segment coverage and increased business diversification.
+
•
One of earliest two silicon fingerprint
industry pioneers - first products in 1998
(STM).
•
Leader in biometric client software
innovation with over 20 million seats of
Protector Suite®.
•
Leadership in government applications with
unique FIPS-201 certified silicon sensors.
•
Diversified product lines including Eikon
®
Finished products and software offerings.
•
100+ patents since 1996.
•
Broad customer base and segment
diversification.
© 2010 UPEK, Inc. All Rights Reserved
Combination Adds

Terms of the CVRs
General • Each CVR would convert into one additional share of common stock of the combined company if:
-
the average closing price of the combined company's
common stock is below 140% of the Pro Forma January
28 Stock Price
-
for any sixty (60) consecutive trading day period during
the Measuring Period (and calculated without giving
effect to any stock split or reverse stock split)
-
UPEK Stockholders would not receive any CVRs
“Measuring Period”
“Pro Forma January
28 Stock Price”
• The “Measuring Period” means the period beginning 6 months after the closing and ending 18 months after the closing
• The “Pro Forma January 28 Stock Price” is the price equal to, as determined by an independent financial advisor:
-
the closing price of the Company’s common stock on
January 28, 2010
-
after giving pro forma effect to the payment of the Cash
Dividend (as if it occurred on January 28, 2010)
Trading • CVRs would trade together with, and not separately from, the common stock of the combined company
© 2010 UPEK, Inc. All Rights Reserved

Thank You …